SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                         Commission File Number: 1-12835

                           NOTIFICATION OF LATE FILING

(Check One):  [ ] Form 10-K    [X] Form 10-KSB    [ ] Form 11-K    [ ] Form 20-F
              [ ] Form 10-Q    [ ] Form 10-QSB    [ ] Form N-SAR

                        Period Ended: September 30, 1999

                                       OR

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 10-KSB
                       [ ] Transition Report on Form 2O-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form 10-QSB
                       [ ] Transition Report on Form N-SAR

           For the Transition Period Ended: __________________________

Read attached instruction sheet before preparing form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the items to which the notification relates.

                                     PART I
                             REGISTRANT INFORMATION


World CallNet, Inc.
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Full Name of Registrant


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Former Name, if Applicable

Brecon House, Meridian Gate, 207 Marsh Wall
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Address of Principal Executive Office Street and Number)

London El49YT
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City, State and Zip Code

                                     PART II
                             RULE 12b-25(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date, or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date, and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period, (Attach extra sheets if needed.)

         In October 1998 the registrant completed a merger with a United Kingdom based Company which became the succession of the basic business operations and interests of the registrant. The transaction was treated as a reverse acquisition and required that all administrative and operational functions be moved from Dallas, Texas to the new principal office in London, England. The new successor business is an Internet based enterprise that was engaged in initial capital formation and business development activities during 1999. The registrant changed its fiscal yearend to September 30 as a result of the merger.

         The experience and familiarity with the periodic reporting process for the registrant was vested in personnel located in Dallas, TX while the financial records and business activities that had become the basis for future reporting were located in London. The process of capturing the information needed to establish proper financial records for compilation into financial reports imposed time constraints that rendered a timely filing of the Annual Report on Form 10-KSB impracticable without undue hardship and expense by the registrant. The registrant undertakes the responsibility to file such quarterly report no later than fifteen days after its original due date and represents that no other factors have caused the need for additional time for filing.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     Paul Goodman-Simpson             011 44 171 335 8300
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         (Name)                     (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 or the Investment Company Act of 1940 during the preceding 12 month or for each shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                            (X) Yes   ( ) No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                            ( ) Yes   (X) No

      If so attach an explanation of the anticipated change, both narratively and quantitatively; and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                               World CallNet, Inc.
                   ------------------------------------------
                  (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: December 29, 1999             By: Paul Goodman-Simpson
                                        -------------------------------------
                                        President and Chief Executive Officer

         INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

         1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

         2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

         3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

         4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

         5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.